                          DALRADA FINANCIAL CORPORATION
                          9449 Balboa Avenue, Suite 211
                           San Diego, California 92123
                   Office: (858) 277-5300 Fax: (858) 277-5379
--------------------------------------------------------------------------------

March 25, 2005

Daniel Lee
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.  Mail Stop 4-6
Washington, D.C. 20549-0405

Re:      Dalrada Financial Corporation
         Registration Statement on Form SB-2
         Filed October 28, 2004
         File No. 0-12641

Via Fax: 202-942-9544
     Ph: 202-942-1871

Dear Mr. Lee:

Included are the responses to the comments listed on the SEC letter dated November 24, 2004.

GENERAL

1. PLEASE ADVISE OF YOUR INTENTIONS WITH RESPECT TO YOUR FORM S-2 (FILE NO. 333-55874), WHICH WAS INITIALLY FILED IN FEBRUARY 2001.

         We would like to withdraw this filing.

REGISTRATION STATEMENT ON FORM SB-2 FILED OCTOBER 28, 2004

Prospectus Cover
----------------

2. PLEASE LIMIT THE COVER PAGE TO THE INFORMATION THAT IS REQUIRED BY ITEM 501 OF REGULATION S-B AND OTHER INFORMATION THAT IS KEY TO AN INVESTMENT DECISION. YOUR COVER PAGE CONTAINS DETAILED INFORMATION THAT IS DISCLOSED ELSEWHERE IN YOUR PROSPECTUS, SUCH AS DISCLOSURE REGARDING CONVERSION RESTRICTIONS ON THE RIGHTS OF THE CONVERTIBLE DEBENTURE HOLDERS AS WELL AS THE FACT THAT YOUR STOCK IS CONSIDERED TO BE "PENNY STOCK.' FOR ADDITIONAL GUIDANCE, PLEASE REFER TO RULE 421(D) OF REGULATION C.

         Prospectus Cover page revised.

3. PLEASE PROVIDE US WITH THE CALCULATIONS FOR THE NUMBER OF SHARES ISSUABLE UPON CONVERSION OF THE CONVERTIBLE DEBENTURES AT AN ASSUMED PRICE OF $.007. FOR EXAMPLE, THE $225,000 CONVERTIBLE DEBENTURE WOULD APPEAR TO CONVERT TO 32,142,857 SHARES OF COMMON STOCK AT THE CONVERSION PRICE OF $.007 RATHER THAN 64,295,714.

Please see below table.

                                             Convertible    Conversion       Reserve           Sub         Warrants        Total
                                                Note         $0.0070         100.00%          Total                        Shares
Alpha Capital Aktiengesellschaft              $225,000      32,142,857      32,142,857      64,285,714     4,500,000     68,785,714

Gamma Opportunity Capital Partners LP         $225,000      32,142,857      32,142,857      64,285,714     4,500,000     68,785,714

Longview Fund, LP                             $200,000      28,571,429      28,571,429      57,142,857     4,000,000     61,142,857

Stonestreet Limited Partnership               $150,000      21,428,571      21,428,571      42,857,143     3,000,000     45,857,143

      Totals                                  $800,000     114,285,714     114,285,714     228,571,429    16,000,000    244,571,429


Risk Factors
------------

The Issuance of the Shares in this Offering, Plus the Existing Outstanding
--------------------------------------------------------------------------
Convertible Notes, Will Result in Dilution, p.11
------------------------------------------------

4. PLEASE REVISE YOUR DISCLOSURE TO PRESENT IN TABULAR FORM THE NUMBER OF SHARES THAT MAY BE ISSUED UPON CONVERSION OF THE DEBENTURES AT VARIOUS MARKET PRICES. PLEASE CONSIDER USING EXAMPLE MARKET PRICES THAT ARE REFLECTIVE OF CURRENT MARKET PRICES. PLEASE SUPPLEMENTALLY INFORM US WHY YOUR CURRENT DISCLOSURE IN THIS RISK FACTOR REFLECTS CONVERSIONS AT 50 PERCENT AND 25 PERCENT OF MARKET PRICE. YOUR PRIOR DISCLOSURE INDICATES THAT THE CONVERTIBLE DEBENTURES ARE CONVERTIBLE AT THE LESSER OF (1) $.02 PER SHARE OR (2) 70 PERCENT OF THE AVERAGE OF THE THREE LOWEST CLOSING BID PRICES PER SHARE FOR THE 6O DAYS PRIOR TO CONVERSION.

         a) Presentation has been revised into tabular form using a current market price.
         b) Conversions at 25%, 50% and 75% below market gives the investor a idea of how many shares may actually hit the market over a period of time if the stock price continues to go down.

Executive Compensation
----------------------

5. PLEASE PRESENT THE INFORMATION IN YOUR SUMMARY COMPENSATION TABLE IN ACCORDANCE WITH ITEM 402(B) OF REGULATION S-B. FOR EXAMPLE, WE DO NOT UNDERSTAND WHAT THE COLUMNS "OPTIONS/SALARY," "OTHER" AND SARS" ENCOMPASS. FROM YOUR OPTION GRANT TABLE, IT APPEARS THAT MR. BONAR RECEIVED 7 MILLION OPTIONS IN 2004, BUT THESE ARE NOT REFLECTED IN THE SUMMARY COMPENSATION TABLE. PLEASE ADVISE OR REVISE.

         Revised -

Security Ownership
------------------

6. PLEASE UPDATE YOUR OWNERSHIP INFORMATION TO A MORE RECENT DATE THAN JUNE 7, 2004.

         Ownership figures have been updated.

Selling Security Holders
------------------------

7. PLEASE PROVIDE A MATERIALLY CONCISE AND COMPLETE DISCUSSION OF THE TRANSACTIONS BY WHICH THE SELLING SECURITY HOLDERS RECEIVED THEIR SHARES TO BE RESOLD. SEE ITEM 507 OF REGULATION S-B. THIS INFORMATION IS HELPFUL FOR US IN EVALUATING THE RESALE TRANSACTION THAT YOU PROPOSE TO REGISTER. ENSURE THAT YOU CLEARLY EXPLAIN THE CONVERSION TERMS OF THE CONVERTIBLE DEBENTURES AND CONSIDER PROVIDING A SAMPLE CONVERSION OF THE DEBENTURES BASED UPON A RECENT MARKET PRICE. ALSO, ADDRESS HOW THE ISSUANCE OF COMMON STOCK PURSUANT TO THE DEBENTURES IS AFFECTED BY THE 9.99 PERCENT CONTRACTUAL RESTRICTION.

         Disclosure added.

Financial Statements
--------------------

8. PLEASE INCLUDE FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2004 IN YOUR REGISTRATION STATEMENT. PLEASE SEE ITEM 310(G) OF REGULATION S-B.

         Updated for December, 2004 financials

9. WE UNDERSTAND THAT THE RESULTS OF GREENLAND CORPORATION ARE INCLUDED IN YOUR CONSOLIDATED RESULTS OF OPERATIONS FROM THE DATE OF ACQUISITION (JANUARY 14, 2003) THROUGH MARCH 1, 2004. WE FURTHER UNDERSTAND THAT OUTSTANDING COMMENTS ADDRESSED TO THOMAS J. BEENER DATED JANUARY 26, 2004 RELATING TO THE FINANCIAL STATEMENTS OF GREENLAND CORPORATION HAVE NOT BEEN ADDRESSED. WE WILL NOT BE ABLE TO COMPLETE OUR LIMITED REVIEW OF YOUR FINANCIAL STATEMENTS UNTIL THE OUTSTANDING COMMENTS RELATING TO GREENLAND CORPORATION HAVE BEEN RESOLVED.

         Comments follow this document.

10. HELP US UNDERSTAND WHY IT IS APPROPRIATE FOR YOU TO PRESENT THE RESULTS OF OPERATIONS OF GREENLAND CORPORATION AS DISCONTINUED OPERATIONS. IN THIS REGARD, WE UNDERSTAND THAT YOU CONTINUE TO HOLD APPROXIMATELY 19 MILLION SHARES OF GREENLAND CORPORATION, OR SLIGHTLY 20% PERCENT OF GREENLAND'S ISSUED AND OUTSTANDING SHARES. TELL US HOW YOU MEET THE CRITERIA IN PARAGRAPH 42 OF SFAS 144 FOR PRESENTATION AS DISCONTINUED OPERATIONS, SINCE IT APPEARS THAT YOU HAVE SIGNIFICANT CONTINUING INVOLVEMENT IN THE OPERATIONS OF GREENLAND. ALSO, CLARIFY HOW YOU ARE ACCOUNTING FOR APPROXIMATELY 19 MILLION SHARES OF GREENLAND THAT YOU CONTINUE TO HOLD. SINCE YOU CONTINUE TO HOLD APPROXIMATELY 20 PERCENT OF GREENLAND'S ISSUED AND OUTSTANDING SHARES, JUSTIFY AND EXPLAIN WHY YOU ARE NOT APPLYING THE EQUITY METHOD OF ACCOUNTING. PLEASE REFER TO PARAGRAPH 17 OF APB 18.

         Greenland was presented as a discontinued operation since the operations and cash flows of Greenland have been eliminated from those of Dalrada and Dalrada will have no continuing involvement in the operations of Greenland. There were some differences of opinion between the management of Dalrada and Greenland regarding the future direction of Greenland. It was determined that the best way to resolve these differences was for Dalrada to dispose of its interest in Greenland and let Greenland's management take full control. As a result of this disposition, all of officers/directors/employees of Dalrada that held position with Greenland resigned their position immediately and management control and control of the board of directors were turned over to Greenland's management. As part of the disposal, Dalrada retained approximately 19 million shares of Greenland's common stock (approx 16.8% as of 9/30/04). Dalrada is accounting for these shares using the cost method. In computing the gain on disposition of Greenland, Dalrada valued these 19 million shares at $0. (valuing the shares at a higher amount would have resulted in the gain on disposition of Greenland to increase).

         Dalrada determined the value of these shares to be $0 based on:

                  o        the illiquidity of Greenland's common stock,
                  o        the Rule 144 holding period, and
                  o        the extremely low per share price of the stock
                           (below $0.01)

         It was Dalrada's original intent to retain ownership in some of Greenland's common stock so that it could sell the shares in the open market for cash once the Rule 144 holding period expired. If Dalrada is able to sell these shares, it will recognize a gain at that time, however it is unlikely that these shares will ever be registered or the restriction will be lifted due to Greenland's adversarial position to Dalrada.

Signatures
----------

11. PLEASE INDICATE WHO IS SIGNING IN THE CAPACITY OF THE CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. PLEASE SEE INSTRUCTIONS TO FORM SB-2.

         Randall Jones.

Exhibits
--------

12. WE ARE UNABLE TO LOCATE THE SECURITIES PURCHASE AGREEMENT RELATING TO THE $800,000 IN CONVERTIBLE DEBENTURES. PLEASE ADVISE.

         The Subscription Agreement was filed as Exhibit 10(I) with the Form 10QSB on February 17, 2004. It is referenced as Document 11 - File - doc10.txt under the Form 10QSB filing on the SEC.Gov website.


FORM 10KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2004

Item 8A. Controls and Procedures
--------------------------------

13. YOUR EFFECTIVENESS ANALYSIS APPEARS TO BE NARROWER THAN THAT WHICH IS PRESCRIBED BY RULE 13A-15 OF THE SECURITIES EXCHANGE ACT. IN THIS REGARD, YOUR ANALYSIS APPEARS TO BE RESTRICTED TO THE EFFECTIVENESS OF YOUR CONTROLS IN CONNECTION WITH "MATERIAL" INFORMATION. PURSUANT TO RULE 13A-15(C) OF THE SECURITIES EXCHANGE ACT, DISCLOSURE CONTROLS AND PROCEDURES APPLIES TO "INFORMATION REQUIRED TO BE DISCLOSED" WITHOUT REFERENCE TO MATERIALITY. PLEASE REVISE. IN THIS REGARD, WE NOTE THAT YOUR ITEM 3 DISCLOSURE IN YOUR FROM 10QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2004 APPEARS TO COMPORT WITH RULE 13A-15.

         Item 3 has been revised.

Sincerely,

/s/ Brian Bonar
-----------------
Brian Bonar
Chief Executive Officer

                          DALRADA FINANCIAL CORPORATION
                          9449 Balboa Avenue, Suite 211
                           San Diego, California 92123
                   Office: (858) 277-5300 Fax: (858) 277-5379
--------------------------------------------------------------------------------

March 23, 2005

Daniel Lee
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.  Mail Stop _____
Washington, D.C. 20549-0405

Re:      Greenland Corporation
         Registration Statement on Form SB-2
         Filed December 18, 2003
         File No. 333-222334

Via Fax: 202-942-9544
         Ph: 202-942-1871

Dear Mr. Lee:

Included are the responses to the comments listed on the SEC letter dated January, 2004. It is understood that these responses are from Dalrada Financial corporation and relate to how Greenland is reflected in or affects Dalrada's consolidated financials and do not represent responses by Greenland Corporation.

GENERAL COMMENTS ON YOUR FILING
-------------------------------

1. WE NOTE THAT YOU HAVE FILED RULE 12B-25 EXTENSION WITH NEARLY EVERY PERIODIC REPORT SINCE YOU BECAME PUBLIC IN 1993. PLEASE SUPPLEMENTALLY ADVISE US OF THE STEPS YOU HAVE TAKEN OR WILL TAKE TO ENSURE COMPLIANCE WITH EXCHANGE ACT SECTION 13(B), SECTION 404 TO THE SARBANES-OXLEY ACT OF 2002, ITEMS 307 AND 308 TO REGULATION S-K.

This would be a Greenland response.

2. THE TERMS AND CONDITIONS TO YOUR OCTOBER 2003 SUBSCRIPTION AGREEMENT IS UNCLEAR. SIGNIFICANTLY REVISE THROUGHOUT TO HIGHLIGHT IN DETAIL THE SALIENT TERMS OF YOUR PRIVATE PLACEMENT. IN PARTICULAR, PROVIDE GREATER DETAIL TO THE METHOD FOR CONVERTING THE SECURITIES INTO COMMON, PARTICULARLY REGISTERED COMMON SHARES. WILL IT BE ON A SET SCHEDULE AT A PRE-DESCRIBED AMOUNT? WE WILL HAVE FURTHER COMMENT ONCE YOU PROVIDE GREATER DETAIL. WE NOTE THE BREVITY OF YOUR DESCRIPTION ON PAGES 7 AND 36.

This would be a Greenland response.

COVER PAGE
----------

3. REVISE YOUR COVER PAGE TO USE BULLETS AND/OR TABLES. FOR EXAMPLE, THE INTRODUCTORY PARAGRAPH CAN BE REVISED TO MORE CLEARLY CONVEY THE IDENTITY OF THE SELLING STOCKHOLDERS AND THE NUMBER OF SHARES EACH PARTY MAY RESELL.

This would be a Greenland response.


4. DISCLOSE THE PERCENTAGE OF SHARES 126 MILLION REPRESENTS AS COMPARED TO THAT OUTSTANDING AND/OR PUBLIC FLOAT.

This would be a Greenland response.

PROSPECTUS SUMMARY - PAGE 5
---------------------------

         Greenland Corporation - page 5
         ------------------------------

5. YOUR EXPLANATION OF YOUR BUSINESS IS COMPLEX AND DIFFICULT TO UNDERSTAND. PLEASE SIGNIFICANTLY REVISE TO EXPLAIN THE HISTORY OF THE COMPANY, WITH PARTICULAR EMPHASIS PLACED ON HOW THE PRIOR TRANSACTION RELATED TO YOUR CURRENT BUSINESS PLAN AND THE JUSTIFICATION FOR EACH SIGNIFICANT TRANSACTION. WE NOTE THAT YOU CHANGED BUSINESS PLANS AS WELL AS OWNERSHIP A NUMBER OF TIMES SINCE 1986. WHY DID YOU ENGAGE IN EACH SIGNIFICANT TRANSACTION? IF PRIOR TRANSACTIONS ARE UNIMPORTANT TO YOUR CURRENT BUSINESS PLAN, CONSIDER STREAMLINING YOUR DISCLOSURE TO FOCUS ON WHAT IS CURRENTLY MATERIAL TO AN INVESTMENT DECISION.

This would be a Greenland response.

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

         Results of Operations - Page 20
         -------------------------------

6. PLEASE REVISE YOUR INTERIM COMPARATIVE DISCUSSION OF GROSS BILLING AND WORKSITE PAYROLL COST TO BETTER REFLECT YOUR "NET" PRESENTATION. FOR INSTANCE, IT IS NOT APPROPRIATE TO COMPARE THE GROSS BILLINGS FOR 2003 TO THE LACK OF REVENUES IN 2002. CLEARLY PRESENT YOUR ACTUAL REVENUES FOR 2003 INSTEAD. DATA FOR GROSS BILLING AND WORKSITE PAYROLL COST MAY BE DISCUSSED AS SUPPORT FOR THE CHANGES IN ACTUAL REVENUES.

         a. Dalrada's June 10KSB showed that Greenland's revenues were $5,211,000 for the period starting July 1, 2003 to February 29, 2004, and were $400,000 for the period January 14, 2003 to June 30, 2003. The results of operations of Greenland have been reported separately as discontinued operations.

         b. We believe the disclosures in the Dalrada SB2 filing for Gross billing and worksite payroll costs are adequate.

7. PLEASE ADDRESS THE FOLLOWING REGARDING YOUR IMPAIRMENTS RECORDED AGAINST ACCOUNTS RECEIVABLES, INTANGIBLES, SOFTWARE, INVENTORY, EQUIPMENT, ETC.:

         o REVISE THE APPLICABLE FOOTNOTES TO SPECIFICALLY IDENTIFY THE TRIGGERS FOR THOSE IMPAIRMENTS.
         o REVISE YOUR MD&A TO PROVIDE A CLEAR AND COMPREHENSIVE DISCUSSION OF THE VARIOUS IMPAIRMENTS YOU RECORDED AS OF DECEMBER 31, 2002.
         o TELL US IN DETAIL AND BRIEFLY DISCLOSE HOW YOU DETERMINED THE TIMING OF THE IMPAIRMENTS. REVISE TO RECONCILE ANY DIFFERENCES IN TIMING BETWEEN YOUR "TEMPORARY SUSPENSION" OF MAXCASH AND CHECK CASHING BUSINESS OPERATIONS AND THE DATE YOU RECORDED THE IMPAIRMENTS.

This is a time prior to the Dalrada acquisition, i.e. a Greenland response.

8. PLEASE REVISE TO MORE CLEARLY IDENTIFY THE MAJOR REASONS FOR THE CHANGES IN OPERATING EXPENSES AND TO QUANTIFY THE IMPACT OF EACH OF THOSE CAUSES. REVISE YOUR DISCUSSION OF OTHER LINE ITEMS ACCORDINGLY.

These disclosures either relate to time period before Dalrada's ownership or Dalrada includes Greenland in discontinued operations for the period throught Septemebr 30, 2004, we believe these discloses are adequate.

         Liquidity and Capital Resources - page 22
         -----------------------------------------

9. PLEASE REVISE TO PROVIDE A DISCUSSION OF ITEC'S LIQUIDITY SITUATION AND ITS POTENTIAL HISTORICAL IMPACT ON GREENLAND'S LIQUIDITY. REVISE TO DISCUSS THE EXTENT TO WHICH YOU EXPECT TO COLLECT THE AMOUNTS DUE FROM ITEC AND WHEN.

Liquidity and Capital Resource discussion of Dalrada (formerly ITEC) is included on page __ of Dalrada's June 30, 10KSB.

SELLING SHAREHOLDERS - PAGE 36
------------------------------

10. IF THE HOLDER HAS THE ABILITY TO WAIVE THE 9.9% OWNERSHIP RESTRICTION, PLEASE EXPLAIN WHY THE HOLDER WOULD NOT BE DEEMED A BENEFICIAL HOLDER OF THE ENTIRE AMOUNT. REFER TO RULE 13(D)-3 AND YOUR SELLING SHAREHOLDER TABLE. CONSIDER THE IMPLICATIONS YOUR RESPONSE MAY HAVE ON RULE 415(A)(4) TO REGULATION
C. PLEASE PROVIDE A DETAILED LEGAL RESPONSE. WE WILL HAVE FURTHER COMMENT.

Does not pertain to Dalrada.

CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------

11. PLEASE PROVIDE US WITH THE FOLLOWING REGARDING YOUR INDEPENDENT ACCOUNTANTS:

         o THE FIRMS SECPS MEMBER SHIP NUMBER AS WELL AS THE INITIATION AND EXPIRATION DATES OF SUCH MEMBERSHIP.
         o THE LICENSE NUMBER AND EXPIRATION DATE OF THE FIRM'S LICENSE TO PRACTICE IN CALIFORNIA. IF THE EXPIRATION DATE IS OCTOBER 31, 2003, PLEASE TELL US THE INITIATION DATE OF THE RENEWED LICENSE AS WELL.
         o PROVIDE US SUPPLEMENTALLY WITH A COPY OF THE INDEPENDENT ACCOUNTANT'S REVIEW REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2003.
         o PROVIDE US UPDATED CONSENT WITH YOUR NEXT AMENDMENT. THE CONSENT MUST BE SIGNED AS OF A DATE THAT THE FIRM IS DULY LICENSED TO PRACTICE BY THE STATE BOARD OF PUBLIC ACCOUNTANCY.
         o        WE MAY HAVE FURTHER COMMENT BASED ON YOUR RESPONSES.

Greenland's auditors is Kabani & Co.

Dalrada auditors is Pohl McNabola & Berg who are members in good standing of the PCAOB and are members of the California State Society of CPA's..

     Consolidated Statements of Operations - page F-4
     ------------------------------------------------

12. PLEASE REVISE TO SEPARATELY QUANTIFY RESEARCH AND DEVELOPMENT COSTS RECORDED DURING THE PERIODS PRESENTED. IN NONE WAS RECORDED, DISCLOSE THAT FACT IN NOTE 1.

Dalrada on a Consolidated basis had no R&D for the periods reported for the June 30, 2004 year end as well as for the September 30, 2004 interim period.

13. REVISE TO PROVIDE FOOTNOTE DISCLOSURE THAT CLEARLY DISCUSSES YOUR BENEFICIAL CONVERSION FEATURE, INCLUDING HOW YOU DETERMINED THE AMOUNT THAT YOUR ACCOUNTING AND PRESENTATION COMPLIES WITH EITF 98-5.

The Greenland Convertible stock was issued December 2003 which was subsequent to the financials that were included in the December 2003 Greenland Form SB2. Since there were no convertibles in the Greenland financials included in the SB2, the disclosures would have complied with EITF 98-5.

Dalradas financial footnotes do comply with EITF 98-5.

14. PLEASE ADDRESS THE FOLLOWING REGARDING YOUR DISCLOSURES HERE ABOUT YOUR "TEMPORARY SUSPENSION" OF YOUR MAXCASH AND CHECK CENTRAL SUBSIDIARY OPERATIONS:

         o PLEASE REVISE THE DISCLOSURES THROUGHOUT YOUR DOCUMENT TO MORE CLEARLY DISCUSS YOUR INTENTIONS REGARDING BUSINESS ACTIVITIES IN THIS AREA.
         o TELL US HOW YOU CONSIDERED THE GUIDANCE OF PARAGRAPHS 40-45 OF SFAS 144 REGARDING DISCONTINUED OPERATIONS TREATMENT.

         o IF YOU ARE ABLE TO SUPPORT THAT DISCONTINUED OPERATIONS TREATMENT IS NOT APPROPRIATE, REVISE THE PRESENTATION OF YOU STATEMENT OF OPERATIONS TO INCLUDE THE AMOUNTS RELATED TO THE CHECK CENTRAL AND MAXCASH. SUCH AMOUNTS WOULD INCLUDE THE VARIOUS RECEIVABLE, INVENTORY AND OTHER ASSET IMPAIRMENTS RELATED TO THOSE OPERATIONS. IF SUCH OPERATIONS HAVE NOT BEEN DISCONTINUED, THEN IT IS INAPPROPRIATE TO CLASSIFY THEM AS NON-OPERATING.
         o        REVISE YOUR MD&A ACCORDINGLY.

During the time that Dalrada held Greenland, it was Greenland's management's intent to pursue the Check Central and MAXcash businesses, therefore Dalrada reported them properly.

Subsequently, Dalrada included all of the operations of Greenland including CHECK CENTRAL AND MAXCASH in discontinued operations when Dalrada disposed of Greenland.

         Note 9. Property and Equipment - page F-16
         ------------------------------------------

15. IT APPEARS THAT YOU HAVE INCLUDED IMPAIRMENT AMOUNTS WITH YOUR ACCUMULATED DEPRECIATION BALANCES. PLEASE REVISE TO WRITE-OFF THESE AMOUNTS AND TO RECOGNIZE THE NEW COST BASIS. REFER TO PARAGRAPH 15 OF SFAS 144.

On a consolidated basis the fixed assets of Greenland were immaterial. The net ($77,000) is disclosed as the in discontinued operations balance sheet in the financial statement footnotes.

         Note 16. Stockholders Equity - page F-19
         ----------------------------------------

16. PLEASE REVISE YOUR DISCUSSIONS OF SHARES FOR SERVICES TO IDENTIFY THE NATURE OF THE SERVICES RECEIVED.

This transaction occurred at a time prior to the acquisition

17. REVISE TO BRIEFLY DESCRIBE HOW YOU DETERMINED THE VALUES OF SHARES ISSUED OTHER THAN FOR CASH. SEPARATELY HIGHLIGHT THE ISSUANCES WHERE CASH WAS RECEIVED.

See comment 16.

     Note 19. Earning Per Share - page 23
     ------------------------------------

18. REVISE YOUR DISCLOSURES HERE, AS WELL AS THROUGHOUT YOUR DOCUMENT, TO ROUND YOUR EPS PRESENTATIONS TO THE NEAREST CENT AND TO CORRECTLY PRESENT THE DECIMALS.

Dalrada's EPS was presented properly

         Note 21. Segment and Major Customers - page F-24
         ------------------------------------------------

19. PLEASE EXPLAIN THE SIGNIFICANT UNALLOCATED AMOUNTS IN YOUR SEGMENT PRESENTATIONS. PLEASE REVISE TO ALLOCATE THESE AMOUNTS TO THE APPROPRIATE SEGMENTS OR EXPLAIN WHY YOU ARE UNABLE TO ALLOCATE BETWEEN THE SEGMENTS.

Dalrada allocated everything to its proper segment

         Note 23. Repurchase of Distributor Agreement - page F-25
         --------------------------------------------------------

20. PLEASE REVISE TO MORE CLEARLY EXPLAIN YOUR ACCOUNTING FOR THESE TRANSACTIONS INVOLVING THE SMARTCASH AGREEMENT. SUPPLEMENTALLY PROVIDE US WITH A MORE COMPLETE EXPLANATION OF THE EVENTS SURROUNDING THIS AGREEMENT AND TO MORE CLEARLY EXPLAIN YOUR ACCOUNTING FOR THEM. SPECIFICALLY ADDRESS THE TERMS OF THE NOTE AND THE SHARES THAT COLLATERALIZED THE NOTE. DISCLOSE THE REMAINING AMOUNT THE NOTE TO BE REPAID FROM COMMISSIONS AND HOW IT IS REFLECTED ON YOUR BOOKS.

This transaction occurred at a time prior to the acquisition

Condensed Interim Financial Statements
--------------------------------------

21. PLEASE REVISE TO ADDRESS THE ABOVE COMMENTS AS APPLICABLE.

Noted: Dalrada cannot revise Greenlands Interim Financial Statements - see above comments as well.

         Note 2. Going Concern Uncertainty - page F-34
         ---------------------------------------------

22. PLEASE REVISE TO MORE CLEARLY DISCUSS THE AMOUNTS DUE FROM ITEC. DISCUSS ITEC'S OWN LIQUIDITY SITUATION AND MORE CLEARLY EXPLAIN HOW ITS LIQUIDITY DEFICIENCIES HAVE IMPACTED GREENLAND IN THE PAST AND HOW THEIR FUTURE DEFICIENCIES MIGHT IMPACT GREENLAND IN THE FUTURE PERIODS.

This comment covers a time period before Dalrada owned Greenland, however, Dalrada has its own going concern disclosure in both footnote one of its consolidated audited financials and in the liquidity section of its MD&A section.

         Note 4. Revenue Recognition - PEO Segment - page F-35
         -----------------------------------------------------

23. PLEASE TELL US THE NAMES OF THE STAFF AT THE COMMISSSION WITH WHOM YOU DISCUSSED YOUR REVENUE RECOGNITION POLICIES. TELL US THE NATURE OF ANY OTHER POLICIES YOU DISCUSSED WITH THE STAFF AT THAT TIME.

Dalrada has revised its revenue recognition policies to conform with requests received by the SEC via comments of its Form 10KSB, June 30, 2002 financial statements.

         Note 6a. Intangibles - page F-35
         --------------------------------

24. PLEASE REVISE ADDRESS THE FOLLOWING REGARDING YOUR RECENT ACQUISITIONS:

         o        REVISE TO PROVIDE ALL DISCLOSURES REQUIRED BY PARAGRAPH 58 OF
                  SFAS 141.
         o REVISE YOUR DISCLOSURES REGARDING EXPERTHR OKLAHOMA TO MORE CLEARLY IDENTIFY THE DATE THE ACQUISITION WAS CONSUMMATED AND TO QUANTIFY THE PURCHASE PRICE. IDENTIFY ANY CONTINGENT AMOUNTS.

         o        DISCLOSE THE REPURCHASE PRICE ALLOCATION FOR THIS ACQUISITION.
         o SUPPLEMENTALLY PROVIDE US WITH YOUR SIGNIFICANT TESTS FOR THE EXPERTHR OKLAHOMA ACQUISITION PURSUANT TO RULE 3-10C OF REGULATION S-B.

This was a purchase as an asset, there fore disclosure under paragraph 58 of SFAS 141 does not apply. We have determined the purchase as an asset because Greenland purchased certain PEO contracts, not the underlying operating business of the company, nor employees nor property, as such the entire purchase price was allocated to the single asset purchase.

The significant test pursuant to Rule 3-10c of Regulation S-B does not apply because this was not purchase of business.

         Note 6b. Customer Contracts - page F-35
         ---------------------------------------

25. PLEASE REVISE TO ADDRESS THE FOLLOWING REGARDING THE CONTRACTS YOU ACQUIRED FROM STAFF PRO LEASING AND STAFF PRO LEASING 2:

         o TELL US AND BRIEFLY DISCLOSE HOW YOU VALUED THE SHARES YOU ISSUED AS PART OF THIS TRANSACTION.
         o REVISE TO DISCLOSE HOW YOU RECORDED THE ISSUANCE OF ONE MILLION SHARES OF ITEC STOCK AS PART OF THE STAFF PRO LEASING TRANSACTION; TELL US THE GAAP LITERATURE ON WHICH YOU RELIED FOR THIS ACCOUNTING.
         o DISCLOSE THE TERM LENGTH OF THE TYPICAL CUSTOMER CONTRACTS ACQUIRED FROM STAFF PRO LEASING AND STAFF PRO LEASING 2.

The one million Dalrada shares were valued at $0.01 per share and were issued April 21, 2003 to Lister Brann, who was the principal of Staff Pro Leasing.

Dalrada accounted for the share issuance as follows: debit against Due to Greenland, credit to common stock and paid in capital.

         Note 12. Segments and Major Customers - page F-37
         -------------------------------------------------

26. PLEASE REVISE YOUR PRIOR PERIOD PRESENTATION RETROACTIVELY TO GIVE EFFECT TO YOUR CHANGES IN REPORTABLE SEGMENTS. REFER TO PARAGRAPHS 34-35 OF SFAS 131.

We are unable to change prior period presentations of Greenland reported segment disclosures, however Dalrada's current reporting of segments includes all changes retroactively.

         Note 14. Subsequent Events - page F-39
         --------------------------------------

27. REVISE TO IDENTIFY THE PARTIES TO WHOM THE 13,040,000 SHARES WERE ISSUED.

Upon the divestiture of Greenland all stock records were returned, therefore Dalrada is unable to answer this question.


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

         Note 15. ITEC Acquisition Agreement - page F-30
         -----------------------------------------------

28. WE NOTE YOUR DISCLOSURES REGARDING THE CHANGE IN CONTROL WHEREBY IMAGING TECHNOLOGIES CORPORATION ACQUIRED CONTROL OF GREENLAND. PLEASE ADDRESS THE FOLLOWING REGARDING THAT CHANGE IN CONTROL.

         o TELL US HOW YOU CONSIDERED THE GUIDELINES OF EITF 88-16 AND SAB TOPIC 5.J. REVISE TO DISCUSS ANY CHANGES IN BASIS THAT WERE RECORDED AS A RESULT OF THIS TRANSACTION. REVISE NOTE 1 TO DISCUSS THOSE CHANGES IN BASIS (OR THE REASONS FOR THE ABSENCE OF SUCH CHANGES IN BASIS).
         o TELL US HOW YOU VALUED THE ACQUISITION AND HOW THAT VALUATION COMPARED WITH THE TRADING VALUE FOR YOUR STOCK, ITEC'S STOCK AND ANY CASH SALES OF YOUR STOCK TO UNRELATED PARTIES.
         o MORE CLEARLY DISCLOSE THE CONVERTIBLE TERMS OF THE PROMISSORY NOTE RECEIVED, AND TELL US HOW THIS AFFECTED YOUR VALUATION OF THE ACQUISITION.
         o DISCUSS THE EXTENT TO WHICH YOU EXPECT TO COLLECT THE PROMISSORY NOTE IN LIGHT OF ITEC'S CURRENT FINANCIAL SITUATION.

Dalrada's June 30, 2003 Form 10KSB disclosed all the information required pursuant to SFAS 141 and 142 concerning Dalrada's acquisition of Greenland.

The promissory note was forgiven as part of the disposition of Greenland.

Form 10-KSB for the Period Ended December 31, 2002
--------------------------------------------------

29. PLEASE REVISE TO ADDRESS THE ABOVE COMMENTS AS APPLICABLE.

This was prior to Dalrada's acquisition, plus Dalrada cannot refile Greenland;s Form 1-KSB.

Form 10-QSB for the Period Ended September 30, 2003
---------------------------------------------------

30. PLEASE REVISE TO ADDRESS THE ABOVE COMMENTS AS APPLICABLE.

Dalrada cannot refile Greenland' s Form 10QSB


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